# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brookfield Business Corporation, CIK 0001654795
CUSIP: 113006100
Title of class of securities: Class A Subordinate Voting Shares
Address of issuer's principal executive offices: Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York (NY), 10281
Date of event which requires filing of this statement: 03/27/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001053321

## Reporting persons
- OMERS Administration Corporation: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ontario Canada (A6); sole voting power 18,059,043; shared voting power 0; sole dispositive power 18,059,043; shared dispositive power 0; aggregate amount beneficially owned 18,059,043 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Brookfield Business Corporation
Address of issuer's principal executive offices: Brookfield Place, 225 Liberty Street, 8th Floor, New York, NEW YORK 10281

## Item 2. Person Filing
Name of person filing: OMERS Administration Corporation
Address of principal business office or, if none, residence:
900-100 Adelaide St W
Toronto, Ontario
M5H 0E2
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: employee benefit plan

## Item 4. Ownership
Amount beneficially owned: 18,059,043
Percent of class: 8.72
Sole power to vote or to direct the vote: 18,059,043
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 18,059,043
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- OMERS Administration Corporation: /s/ Josh Bezonsky, Vice President, Legal and Compliance (04/10/2026)